Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

December 27, 2017

The Secretary

National Stock Exchange of India Ltd.

BSE Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub:     Allotment of Equity Shares on exercise of ESOP

This is to inform you that the Nomination, Governance & Compensation committee of the Board of Directors of the Company has allotted 6,260 equity shares of Rs.5/- each of the Company, fully paid up, on December 27, 2017, to Employees on exercise of their Stock Options as per the following details:

a)	3,321 equity shares of Rs. 5/- each pursuant to Dr. Reddy’s Employees Stock Option Scheme, 2002.

b)	2,939 equity shares of Rs. 5/- each underlying 2,939 ADRs pursuant to Dr. Reddy’s Employees ADR Stock Option Scheme, 2007.

Further, please find enclosed the details as required under Regulation 10(c) of SEBI (Share Based Employee Benefits) Regulation, 2014.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: as above

Details under Regulation 10(c) of SEBI (Share Based Employee Benefits) Regulation, 2014

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Ltd. National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs)
3	Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2014 with Stock Exchange:
The Schemes were institutionalised under the erstwhile SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes complies with provisions of SEBI (Share Based Employee Benefits) Regulation, 2014.
4	Filing Number, if any : NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Options Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Options Scheme, 2007
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Rs. 5/-
8	Date of issue of shares: December 27, 2017 (Date of allotment on exercise)
9	Number of shares issued: 6,260
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable : 170,964,769 to 170,971,028
12	ISIN Number of the shares if issued in Demat : INE089A01023
13	Exercise price per share: Rs. 5/-
14	Premium per share: Nil
15	Total Issued shares after this issue : 165,893,724
16	Total Issued share capital after this issue : Rs. 829,468,620/-
17	Details of any lock-in on the shares : NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical?: Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable : NA